Exhibit 12.1
PRECISION DRILLING CORPORATION
Ratio of earnings to fixed charges
(Stated in thousands of Canadian dollars)

	Year Ended December 31,
	2010	2009	2008	2007	2006

Precision
Earnings
Pretax income	54,049	162,273	340,574	349,033	587,658
Add
Fixed charges (interest)	67,570	101,108	13,680	7,767	8,800
Fixed charges (amortized premiums)	144,463	43,893	798	—	—
Fixed charges est. interest in rent expense (NOTE 1)	451	416	218	230	251
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—

Earnings per Item 503	266,533	307,690	355,270	357,030	596,709

Fixed charges	212,484	145,417	14,696	7,997	9,051

Ratio of earnings to fixed charges	1.25	2.12	24.17	44.64	65.92

NOTE 1 Calculated as:

Rent expense from annual report	7,514	6,937	3,636	3,838	4,189
Rent expense calculation
2009 rent total
Increase for office space increase in 2009 - Calgary data centre

Esimated rent expense	7,514	6,937	3,636	3,838	4,189

Assumed interest rate	6%	6%	6%	6%	6%

	451	416	218	230	251